07025427

2007 JUL 20 P 1:1

July 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Change in Subsidiary (Transfer of Shares) (Filed on July 6, 2007)
2. Notification of Payment of "Administrative Expense" (Filed on July 6, 2007)
3. Purchasing Condition Report of Treasury Stock (Filed on July 6, 2007)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

SN-2007-7

dlw 7/23

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

July 6, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano
(Stock code: 4848: Stock Exchange listing: First Section of the Tokyo Stock Exchange)	
(ADR information: Symbol: FULCY, CUSIP: 35968P100)	
Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice of Change in Subsidiary (Transfer of Shares)

Fullcast Co., Ltd. is pleased to announce the transfer of shares it has held in Apayours Co., Ltd. in accordance with a resolution at a meeting of the Board of Directors held on July 6, 2007. Details of the share transfer are as follows.

1. Reason for Share Transfer

We made Apayours Co., Ltd. (hereinafter referred to as "Apayours") a wholly owned subsidiary through a share exchange on June 1, 2004 to strengthen our services in the Kyushu region, where our presence was limited, and to expand our lineup of services. We have since endeavored to expand the subsidiary's operations. However, we recently received an offer for Apayours' shares from its founder, and considered this option. Consequently, we resolved to transfer all Apayours shares to the founder.

The Fullcast Group is committed to continuing to provide services in the fields of pachinko parlor and other amusement operations through Amusecast Co., Ltd., a wholly owned subsidiary of Fullcast Co., Ltd.

2. Overview of the subsidiary undergoing the ownership change (Apayours Co., Ltd.)

(1) Corporate name: Apayours Co., Ltd.
(2) Representative: Ryokichi Maruyama, President and Representative Director
(3) Address: 4-1-15 Chuo-cho, Oita City
(4) Established: April 14, 1995
(5) Major business: Manpower outsourcing service for game halls and other clients
(6) Accounting term: Term ending September 30 of each year
(7) Number of employees: 171 persons (as of March 31, 2007)
(8) Principal business offices: Oita Branch, Fukuoka Branch, Shibuya Branch, Osaka Branch and 38 other operational bases
(9) Capital: ¥220.5 million
(10) Number of shares issued: 4,060 shares
(11) Shareholder structure: Fullcast Co., Ltd. (whole share owner)

(12) Changes in business results in recent fiscal years

(Unit: Thousand yen)

	Term ended May 2004 (from June 1, 2003 to May 31, 2004)	Term ended September 2004 (from June 1, 2004 to September 30, 2004)	Term ended September 2005 (from October 1, 2004 to September 30, 2005)	Term ended September 2006 (from October 1, 2005 to September 30, 2006)
Sales	2,891,717	1,333,601	5,356,757	5,884,006
Gross margin	1,040,861	374,983	1,595,873	1,784,975
Operating income	-40,339	-10,242	243,331	140,238
Ordinary income	-48,506	-6,435	248,405	126,170
Net income	-64,831	-8,545	154,460	50,443
Total assets	707,945	839,527	1,121,672	1,336,146
Shareholders' equity	207,163	198,618	353,078	379,699

(Notes)

1. In the term ended September 2004, Apayours settled accounts after four months in order to change the accounting term.
2. In the term ended September 2006, Apayours sold part of its operations to Fullcast Co., Ltd.

3. Transferee

(1) Corporate name: Yours Investment Co., Ltd.

(2) Representative: Hidenori Ueki

(3) Head office address: 2-3-36 Tenjin, Chuo-ku, Fukuoka City

(4) Major business: investment

(5) Relationship with Fullcast Co., Ltd.: Mr. Hidenori Ueki, the company's representative, is the founder of Apayours. At present, he acts as an advisor at Apayours.

4. Number of Transferred Shares and Shareholding Before and After the Transfer

(1) Number of shares held before the transfer: 4,060 shares (shareholding ratio: 100%)

(2) Number of shares being transferred: 4,060 shares (transfer price: ¥1,033,696,300)

(3) Number of shares held after the transfer: 0 (shareholding ratio: 0%)

5. Schedule

July 6, 2007: resolution at a meeting of the Board of Directors

July 6, 2007: conclusion of the Share Transfer Agreement

6. Outlook for the Future

We plan to report consolidated full-term business forecasts for the term ending September 2007 as soon as our calculations are finished.

###

July 6, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY. CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notification of Payment of "Administrative Expense"

Fullcast Co., Ltd. is pleased to announce that although it has hitherto asked temporary staff members working for the Company to cooperate in the payment of "administrative expenses," it will respond positively to temporary staff who apply for the reimbursement of the expenses based on the procedure below.

1. Details

Fullcast terminated the "administrative expense" system on February 10, 2007. However, there have been some differences among branch offices in the timing of the termination or in the explanations given about the system, and some temporary staff have pointed out that this has led to misunderstanding about the system. For this reason, the Company has opted for a prudent approach of responding to applications for a reimbursement of administrative expenses dating back to the establishment of the business, as long as the working record exists, taking into full consideration the individual circumstances of temporary staff members and the Company. If both parties conclude that a response to the application for reimbursement is appropriate, temporary staff who misunderstood the system will be reimbursed.

Target companies and periods for payment are as follows:

Target Company	Target Period
Fullcast Co., Ltd.	October 1996 to February 2007
Fullcast HR Institute Co., Ltd.	October 1997 to May 2007
Fullcast Advance Co., Ltd.	October 2006 to February 2007

* Target periods for the payment for each company are as follows: for Fullcast Co., Ltd., the target period is from October 1996, the period for which records of work done exist. For Fullcast HR Institute Co., Ltd., the period is from the time of the establishment of Fullcast Lady Co., Ltd., the predecessor of Fullcast HR Institute Co., Ltd. For Fullcast Advance Co., Ltd., the period is from the establishment of the Event Laboratory Division.

* For Fullcast HR Institute Co., Ltd., because of a revision of the system, the "administrative expense" system was abolished at the end of May 2007. For Fullcast Advance Co., Ltd., it was abolished on February 10, 2007.

* In principle, the application period for reimbursements is from August 1, 2007 to October 31, 2007.

2. Impact on Results

Fullcast will take into full consideration the applications of temporary staff members and individual circumstances between temporary staff members and the Company. Based on this, we will respond positively to applications for reimbursements made by temporary staff members who misunderstood the system. As a consequence, we have yet to determine the influence on our results.

We will announce the timing for the recording of any loss and the amount of the loss at the time they are determined, taking future payments into consideration.

###

Purchasing Condition Report of Treasury Stock

July 6, 2007
Fullcast Co., Ltd.

Type of share Common share

1. Acquisition
(1) Acquisition by resolution of a general meeting of shareholders
No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of June 30, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

No applicable item

3. Holdings

As of June 30, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	11,100

END